SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

W.P. Stewart & Co., Ltd.

(Name of Subject Company)

W.P. Stewart & Co., Ltd.

(Name of Persons Filing Statement)

Common Shares, $0.001 par value
(Title of Class of Securities)

G84922106
(CUSIP Number of Class of Securities)

Seth Pearlstein
W.P. Stewart & Co., Ltd.

c/o W.P. Stewart & Co., Inc.

527 Madison Ave., 20th Floor
New York, NY  10022

(212) 750-8585

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Barry Wade

Dorsey & Whitney LLP

250 Park Avenue

New York, NY  10177-1500

(212) 415-9311

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by W.P. Stewart & Co., Ltd., a Bermuda exempted company (the “Company”) with the Securities Exchange Commission (the “SEC”) on May 29, 2008, relating to the cash tender offer by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, and Arrow Offshore, Ltd. a Cayman Islands exempted company (together the “Purchasers”), for up to 19,902,000 Shares, at a cash price of $1.60 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2008 (as it may be amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Schedule TO filed by Purchasers with the SEC on May 28, 2008 (the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 4.  The Solicitation or Recommendation.

The final paragraph under Item 4(c) “Intent to Tender,” is hereby amended and restated as follows:

The Company has been advised that: Rocco Macri, an officer of the Company, intends to tender up to 130,000 Shares in the Offer; Susan G. Leber, an officer of the Company, intends to tender up to 120,000 Shares in the Offer; Mark I. Phelps, an officer of the Company, intends to tender up to 86,667 Shares in the Offer; William O. Hall, III, an officer of the Company, intends to tender up to 44,869 Shares in the Offer; Sylvia A. Cart, an officer of the Company, intends to tender up to 19,501 Shares in the Offer; Charles G.R. Target, an officer of the Company, intends to tender up to 63,105 Shares in the Offer; and John C. Russell, a director of the Company, intends to tender 40,000 Shares in the Offer.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end thereof:

Discussions with Arrow Capital Management

Members of the Company’s management and principals of Arrow Capital Management LLC (“Arrow Capital Management”) recently began discussions regarding possible areas of cooperation between us and Arrow Capital Management. As a result, the Company and Arrow Capital Management have begun informally sharing insights with respect to research and potential investments for our clients’ portfolios. Although no agreements in this regard have been entered into, we currently anticipate entering into negotiations with Arrow Capital Management with respect to a collaborative arrangement for sharing of research and, possibly, involving Arrow Capital Management’s principals in our research efforts. In addition, we are engaged in preliminary discussions regarding the Company providing marketing services for the Purchasers and other funds managed by Arrow Capital Management. Arrow Capital Management has also expressed a willingness to provide assistance in helping us develop arrangements with third parties with regard to marketing our products and/or client development. There can be no assurance that any such arrangements will ultimately be entered into.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 27, 2008

W.P. STEWART & CO., LTD.

By:	/s/ ROCCO MACRI
Name:	Rocco Macri
Title:	Managing Director–Chief Operating Officer